SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 21, 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....     No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the offering by Lloyds TSB Bank plc of (i) $2,250,000,000 aggregate principal amount of 4.875% Senior Notes due 2016 and (ii) $2,500,000,000 aggregate principal amount of 6.375% Senior Notes due 2021, each fully and unconditionally guaranteed by Lloyds Banking Group plc. Lloyds Banking Group plc is filing the following opinions of counsel solely for incorporation into the company’s Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

5.1 Opinion of Dundas & Wilson CS LLP

5.2 Opinion of Linklaters LLP

5.3 Opinion of Davis Polk & Wardwell LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Unsecured Issuance

January 21, 2011

Exhibit 5.1
Our ref	DIC/LLO015.0032
Your ref	-

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	21 January 2011

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with the offering by Lloyds TSB Bank plc (the Issuer) of US$2,250,000,000 4.875% Senior Notes due 2016 and US$2,250,000,000 6.375% Senior Notes due 2021 in an underwritten public offering pursuant to an underwriting agreement dated as of 13 January 2011 between the Issuer, the Company and Barclays Capital Inc., Goldman, Sachs &Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule I of the Pricing Agreement annexed thereto.  Both the 4.875% Senior Notes due 2016 and the 6.375% Senior Notes due 2021 (collectively, the Notes) are guaranteed by the Company (the Guarantees).  The Notes are to be issued pursuant to a Senior Debt Securities Indenture dated as of 21 January 2011 (the Indenture) between the Issuer, the Company and The Bank of New York Mellon, acting through its London branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantees have been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantees executed and endorsed thereon, in accordance with the provisions of the Indenture, and (b) delivered and duly paid for by the purchasers thereof, the Guarantees will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.  The laws of the State of New York are the chosen governing law of the Guarantees, and we have assumed that the Guarantees constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with its terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ of Dundas & Wilson CS LLP
Partner, for and on behalf of Dundas & Wilson CS LLP

 2

Exhibit 5.2

Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

To: Lloyds TSB Bank plc 25 Gresham Street London EC2V 7HN
21 January 2011

Our Ref	CJXW/AKG/L-186713

Dear Sirs

LLOYDS TSB BANK PLC (the “Issuer”)

U.S.$2,250,000,000 4.875 per cent Senior Notes due 2016 (the “2016 Notes”) and the U.S.$2,500,000,000 6.375 per cent Senior Notes due 2021 (together with the 2016 Notes,  the “Notes”) fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Guarantor”) issued pursuant to the shelf registration statement (“Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 December 2010 (the “Programme”)

1	We have acted as English legal advisers to the Issuer in connection with the issue of the Notes and have taken instructions solely from the Issuer.

2
This opinion is limited to English law as applied by the English courts and is given on the basis that it will be governed by and construed in accordance with English law. In particular, we express no opinion herein with regard to any system of law (including, for the avoidance of doubt, Scots law, the federal laws of the United States of America and the laws of the State of New York) other than the laws of England as currently applied by the English courts.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this opinion.

4	We have assumed that:

4.1	(except in the case of the Issuer) all relevant documents are within the capacity and powers of, and have been validly authorised by, each party;

4.2	(in the case of each party) all relevant documents have been or (in the case of the Notes) will be validly executed and delivered by the relevant party; and

4.3	the Notes are valid and binding under New York law and that words and phrases used in the Notes have the same meaning and effect as they would if the Notes were governed by English law.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

5	References in this opinion to the “Notes” include the global certificates representing the Notes upon issue unless the context indicates otherwise.

6
Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to the qualifications in paragraph 8 below and to any matters not disclosed to us, we are of the following opinion:

6.1
The Issuer has taken all necessary corporate action to authorise its execution, delivery and performance of the Notes and provided that each Note is executed and delivered as provided in the minutes and sealing memo referred to in the Schedule hereto and the Memorandum and Articles of Association of the Issuer, the Issuer will have duly authorised, executed and delivered the Notes.

6.2	In so far as English law is concerned, the obligations assumed by the Issuer under the Notes are valid and binding obligations of the Issuer.

7
The term “binding” as used above means that the obligations assumed by the Issuer under the Notes are of a type which the English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

7.1	Enforcement may be limited by (a) bankruptcy, insolvency and liquidation, (b) reorganisation and (c) laws of general application relating to or affecting the rights of creditors.

7.2	Enforcement may be limited by general principles of equity - for example, equitable remedies may not be available where damages are considered to be an adequate remedy.

7.3	Claims may become barred under the Limitation Act 1980 or may be or become subject to set-off or counterclaim.

8	This opinion is subject to the following:

8.1	An English court may, or may be required to, stay proceedings or decline jurisdiction in certain circumstances - for example, if proceedings are brought elsewhere.

8.2
Effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of a contract have to be performed, in so far as those provisions render the performance of the contract unlawful. In such circumstances, the relevant obligations may not be enforceable.

8.3	This opinion is subject to the provisions of the Banking Act 2009 and any secondary legislation, instruments and orders made, or which may be made, under it.

9
This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents, authorisations, consents and opinions referred to in the Schedule to this opinion and on the basis of English law in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in English law after the date of this opinion.

10
This opinion is addressed to you solely for your benefit in connection with the issue of the Notes, save as provided below. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent.

11
We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be submitted by the Guarantor on the date hereof. In giving this consent we do not admit that we are within the category of persons whose consent is required within section 7 of the United States Securities Act of 1933 or the rules and regulations of the SEC thereunder.

Yours faithfully

/s/ Linklaters LLP

SCHEDULE

1	A certified copy of the Memorandum and Articles of Association of the Issuer.

2	An extract of the minutes of a meeting of the Board of Directors of the Issuer held on 17 December 2010 adding the Issuer to the Programme.

3	A sealing memo dated 4 January 2011 containing the powers of attorney for the Issuer in respect of the Programme.

4	Senior Indenture dated 21 January 2011 (the “Senior Indenture”) between the Issuer, the Guarantor and The Bank of New York Mellon as Trustee constituting the Notes.

5	Copies of the Opinion(s) dated 21 January 2011 of Davis Polk & Wardwell LLP, US Counsel to the Issuer and Guarantor, and Dundas & Wilson CS LLP, Scottish Counsel to the Guarantor.

Exhibit 5.3

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

January 21, 2011

Lloyds TSB Bank plc
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7AE
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for Lloyds TSB Bank plc, a public limited company organized under the laws of England (the “Company”),and Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Guarantor”), in connection with the Company’s offering of (a) $2,250,000,000 aggregate principal amount of its 4.875% Senior Notes due 2016 (the “2016 Senior Notes”) and (b) $2,500,000,000 aggregate principal amount of its 6.375% Senior Notes due 2021 (the “2021 Senior Notes”, and together with the 2016 Senior Notes, the “Senior Notes”), each guaranteed by the Guarantor (the “Guarantees”, and together with the Senior Notes, the “Securities”) in an underwritten public offering pursuant to (i) the Underwriting Agreement dated January 13, 2011 (the “Base Underwriting Agreement”) and (ii) the Pricing Agreement dated as of January 13, 2011 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”).  The Securities are to be issued pursuant to the provisions of the senior debt securities indenture dated as of January 21, 2011 (the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, London office, as trustee (the “Trustee”).

We, as your counsel, have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and the Guarantor and such other documents and certificates as we have deemed necessary as a basis for the opinion hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Securities have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned and the Guarantor insofar as English law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of the Company and the Guarantor entitled to the benefits of the Indenture, enforceable against the Company and the Guarantor in accordance with their terms.

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.

Our opinion is subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company and the Guarantor, dated as of January 21, 2011, to be filed on Form 6-K concurrently with this opinion. Insofar as the foregoing opinion involves matters governed by English law, we have relied, without independent investigation, on the opinion of Linklaters LLP, special legal counsel in England for the Company and the Guarantor, dated as of January 21, 2011, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,
/s/ Davis Polk & Wardwell LLP

Davis Polk & Wardwell LLP